Mail Stop 4561

March 26, 2007

Via U.S. Mail and Fax (317) 685-7222
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

      RE: **Simon Property Group, Inc.**
                Form 10-K for the fiscal year ended December 31, 2006
                Filed February 28, 2007
                File No. 1-14469

Dear Mr. Sterrett:

      We have reviewed the above referenced filing and have the following comments. Where indicated, please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3. Summary of Significant Accounting Policies

Marketable Securities, page 93

1.   Your disclosure indicates that in the event of impairment, marketable securities are written down to net realizable value (NRV). However, paragraph 16 of SFAS 115 requires that impaired securities be written down to fair value not NRV. Please clarify to

us what value impaired securities are written down to and revise your disclosure in future filings.

Note 7. Investments in Unconsolidated Entities, page 103

2.   Please clarify to us the nature of the sale rights of partners in the joint ventures and how you have applied the guidance of paragraphs 25 and following of SFAS 66 in determining how to account for the partnerships, and any contributions of properties to the partnerships, in view of such rights.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief